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Kimberly Knight Phillips	Direct Dial: 404-881-7593	E-mail: kphillips@alston.com

April 22, 2005

VIA EDGAR AND UPS OVERNIGHT

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Accredo Health Inc.
Form 10-K for the fiscal year ended June 30, 2004
File No. 000-25769

Dear Mr. Rosenberg:

     This letter is a response of Accredo Health, Incorporated (“Accredo” or the “Company”) to the staff’s comment letter dated April 13, 2005 with regard to the above filing.

Form 10-K for the year ended June 30, 2004, filed September 13, 2004 (the “2004 10-K”)

Item 7. Management’s Discussion and Analysis of Financial Condition of Results of Operations

Critical Accounting Policies and Estimates, page 36

1.	Comment. Please revise your discussion of critical accounting estimates to be consistent with Section V of our FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. For example, please discuss how you arrived at the critical accounting estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the

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Jim B. Rosenberg
April 22, 2005

estimate/assumption is reasonably likely to change in the future. In addition, please also provide quantitative disclosure when it is reasonably available and will provide material information for investors.

Response. The disclosures in the 2004 10-K under the caption, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates” will be revised in response to this comment and supplementally provided.

2.	Comment. We note your disclosure regarding the allowances for doubtful accounts and for contractual discounts. We believe that your disclosure of these estimates could be greatly enhanced by addressing the material implications of uncertainties associated with the methods, assumptions and estimates underlying these estimates. Please consider expanding your disclosure as follows:

a)	For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual discounts that you recorded during the current period. For example, for fiscal 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in fiscal 2003 and the amount of the new estimate or settlement amount that was recorded during fiscal 2004.

b)	Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

c)	Disclose in a comparative tabular format, the aging of accounts receivable by payor. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. major medical benefit plans, prescription card benefits, other non-governmental, Medicare, Medicaid, and self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

d)	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have keen grouped with. If amounts are classified

Jim B. Rosenberg
April 22, 2005

outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Response. a) As a specialty retail pharmacy, the Company records contractual adjustments on an individual claim basis as services are rendered and claims are submitted to third party payors. Although the Company bills third party payors based on individual contracted rates that are maintained in its medical billing system, reimbursement amounts for certain payors are often subject to interpretation that could result in actual payments that differ from our estimates. Based on monthly analyses performed on historical contractual adjustment experience, the Company calculates and records a reserve for contractual adjustments to account for differences between actual payments received and calculated expected payment amounts per the Company’s medical billing system. This calculation is performed on the Company’s aggregated accounts receivable portfolio. As of June 30, 2004, the Company’s recorded reserve for contractual adjustments totaled $5.7 million, or 1.4% of gross patient accounts receivable, and is netted against patient accounts receivable in the Company’s consolidated balance sheet. The Company historically has not had any significant changes in these estimates from reporting period to reporting period and does not anticipate any significant changes in these estimates in future reporting periods. Further, third party payors submit payments to the Company on an individual claim basis and there are no annual or periodic retroactive settlements related to the claims such as with hospital cost reporting or other retrospective settlement processes (see response to comment 2(b) below). Because the Company’s accounts are paid on an individual claim basis, the Company’s systems do not provide the ability to reconcile changes in prior estimates as this would have to be performed on an individual claim basis, which is not feasible given the Company’s volume of claims.

     The Company will disclose that changes in estimates of contractual adjustments have not been material to date in its 2004 10-K under the caption, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Allowance for Contractual Discounts”, and in subsequent filings as applicable. Proposed amended disclosures will be supplementally provided. In addition, the Company proposes to provide the requested disclosure regarding changes in estimates of prior period contractual adjustments in future filings should it experience material changes in those estimates from reporting period to reporting period.

     b) The Company interprets this comment to relate to unsettled amounts from third party payors in the context of hospital cost reporting or other retrospective settlement processes. Accredo provides specialty pharmacy services directly to its patients and is licensed as a retail pharmacy in all states in which the Company conducts business. From a billing perspective, the

Jim B. Rosenberg
April 22, 2005

Company submits claims to payors (both government and commercial) on a per shipment basis after an extensive insurance clearance and pre-certification process (see response to Comment 2(d) below). Therefore, there is no retroactive settlement with third party payors, and, likewise, there is no estimate for unsettled amounts recorded in the consolidated balance sheet as of June 30, 2004.

     The Company will disclose this fact in the discussion under the caption, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Allowance for Contractual Discounts” in its 2004
10-K and in subsequent filings, as applicable. Proposed amended disclosures will be supplementally provided.

     c) The Company will add the requested disclosure under the caption, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Allowance for Contractual Discounts” in its 2004 10-K and will include this disclosure in subsequent filings, as applicable. Proposed amended disclosures will be supplementally provided.

     d) The Company does not have accounts receivable that are pending approval from third party payors. As discussed in the 2004 10-K, the Company only dispenses expensive products with annual costs generally ranging from approximately $8,000 to $300,000 per patient. To minimize the risk of non-collection of accounts receivable associated with such expensive products, the Company rigorously adheres to a policy of (i) verifying pharmacy and/or major medical benefits with third party payors and (ii) obtaining pre-certification or shipment clearance for each patient order prior to each shipment. The Company’s verification and pre-certification processes consist of a review of the patient’s pharmacy benefit plan(s) with the third party payor and pre-certification prior to

Jim B. Rosenberg
April 22, 2005

each shipment by the Company’s reimbursement department. Benefit verification and pre-certification are performed electronically by the Company’s reimbursement department whenever possible. Otherwise, they are performed telephonically by the Company’s reimbursement department.

The Company will disclose this fact in the discussion under the caption, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Allowance for Contractual Discounts” in its 2004 10-K and in subsequent filings, as applicable. Proposed amended disclosures will be supplementally provided.

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003, page 38

3.	Comment. Where you attribute material fluctuations in your revenues and expenses to multiple factors, please ensure that you have quantified and explained those factors that are significant in understanding these fluctuations, as required by Financial Reporting Codification Section 501.04. Based on your existing disclosures, it appears that your discussion of changes in revenues, costs of sales, general and administrative expenses, and bad debts could have been better quantified.

Response. The disclosures under the heading “Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003” and “Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002” in the 2004 10-K will be revised in response to this comment and supplementally provided.

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30 2002, page 39

4.	Comment. In your discussion of general and administrative expenses, we note that higher margin products have higher general and administrative expenses associated with them. Please tell us the nature of these higher expenses, how they are associated with these products, and why these amounts have not been classified as costs of sales.

Response. The Company distributes certain products with higher gross margins and notes that fact in the Management’s Discussion and Analysis section of the 2004 10-K. The Company also notes that the general and administrative expenses associated with these products are also higher. On the other hand, the Company’s products with lower gross margins generally have lower general and administrative costs associated with them because they are primarily reimbursed as a pharmacy benefit and adjudicated electronically. For all of the products that we distribute, their respective operating margins are more comparable than their gross margins.

Jim B. Rosenberg
April 22, 2005

The most significant general and administrative expenses associated with the higher margin products are product sales operations and third party reimbursement costs (order clearance, billing and collection functions). The Company appropriately classifies all sales operations and third party reimbursement expenses as general and administrative and classifies all pharmacy expenses as cost of sales. The higher margin products are often reimbursed under a major medical benefit, requiring significantly greater reimbursement expertise and cost by the Company as patient clearance times are longer and many of the claims are paper-based (i.e. rather than electronic). Further, many of the higher gross margin products are supported through our decentralized branch pharmacy locations. Maintaining these branch locations results in significant general and administrative expenses, including, but not limited to, reimbursement costs, rent, telephone, office supplies, and insurance.

The disclosures under the heading “Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002” in the 2004 10-K will be revised in response to this comment and supplementally provided.

Liquidity and Capital Resources, page 40

5.	Comment. Please state the steps you take in collecting accounts receivable. Please disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Please clarify the threshold (amount and age) for account balance write-offs.

Response. The Company collects substantially all of its accounts receivable through its internal reimbursement department. The Company’s reimbursement department is organized along lines of expertise principally including therapy (product) and third party payor type. Billing and collection efforts of our reimbursement personnel are driven by various reporting and follow-up activities prompted by and executed through our medical billing system. Historically, the Company has only utilized external agencies in the collection of accounts receivable on a select basis and does not anticipate using such agencies on a significant basis in the future.

The Company’s bad debt write-offs primarily result from uncollectible patient co-payments and deductibles. Some of the drugs we distribute are primarily reimbursed by prescription card benefit plans, which have lower patient co-payment and deductible amounts (typically $15 -$30 per prescription). Other drugs we distribute are primarily reimbursed through major medical benefit plans, which have higher patient deductible amounts. In terms of identifying and reserving for bad debts, historical bad debt write-off experience is analyzed and a

Jim B. Rosenberg
April 22, 2005

quarterly specific claim review is conducted. In reviewing claims to determine when a receivable is recorded as bad debt, the Company factors in various qualitative considerations such as the age of the receivable, knowledge of the patient, collection notes resulting from follow-up correspondence, and our historical experience collecting co-payments and deductibles. Unlike most hospital settings, the Company does not write-off accounts based on specific thresholds such as amount or age. Rather, write-offs occur after the Company has exhausted its collection efforts and appropriate management approval is obtained according to Company policy. Bad debt expense as a percent of consolidated revenues was 2% for the year ended June 30, 2004.

The disclosures under the heading “Liquidity and Capital Resources” in the 2004 10-K will be revised in response to this comment and supplementally provided.

Commitments and Contractual Obligations, page 42

6.	Comment. Based on your disclosure on the statement of cash flows, it appears that interest payments represent a significant cash outflow for the Company. As these payments represent material future obligations of the Company, we believe the inclusion of estimated interest payments in the contractual obligations table or a related footnote disclosure will provide investors increased transparency of your cash flow. Based on the above factors, please revise your contractual obligations table to include the interest payments or supplement the table with additional information that will assist the investor with understanding the Company’s cash requirements. Refer to Financial Reporting Release 72.

Response. Estimated interest payments will be added to the “Commitment and Contractual Obligations” table in the 2004 10-K in response to this comment. The assumptions pertaining to the interest calculation will also be disclosed. Proposed amended disclosures will be supplementally provided.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Revenue Recognition, page F-9

7.	Comment. In Overview of MD&A, we note that you sell drugs to patients to address various diseases. However, it is unclear how these drugs are similar. As such, please clarify for us how you have provided or how you intend to provide the disclosures required by paragraph 37 of SFAS 131.

Jim B. Rosenberg
April 22, 2005

Response. The disclosures under the heading “Revenue Recognition” in the 2004 10-K will be revised in response to this comment and supplementally provided. The Company believes that these revisions provide the disclosures required by paragraph 37 of SFAS 131 by reporting “revenues...for each group of similar products and services...”.

8.	Comment. We note that you disclose the percentage of gross patient revenues from participation in Medicare and state-sponsored Medicaid programs. Please tell us why your disclosures are based on gross revenues, as opposed to the net revenues recognized on your income statement. Paragraph 39 of SFAS 131 would appear to relate to revenue recognized.

Response. The Company has consistently disclosed the percentage of patient revenues from participation in Medicare and state-sponsored Medicaid programs on a gross basis. Because the Company maintains consistent “list” prices based on published Average Wholesale Prices, we believe that reporting these items on a gross basis is a better indicator of volume because of variances in payor discounts. In addition, the Company’s current medical billing system does not contain standard reporting capabilities to report net revenues by payor class. The Company also has completed several acquisitions over the requisite disclosure periods, all of which utilized separate medical billing systems for various periods after they were acquired by Accredo that do not have consistent reporting capabilities.

The Company believes that the percentage of patient revenues from participation in Medicare and state-sponsored Medicaid programs would not be materially different if reported on a net revenue basis. The Company also believes that paragraph 39 of SFAS 131 has been addressed and that the Company has provided “information about the extent of its reliance on its major customers.” Therefore, the Company does not believe that changes are necessary to be made to the disclosure on this point in the 2004 10-K.

3. Business Acquisitions, page F-12

9.	Comment. We note that in each acquisition discussed in this footnote, a significant amount was allocated to goodwill, and a minimal amount was allocated to acquired patient relationships. For each acquisition that resulted in the recognition of goodwill, please disclose the factors that contributed to that recognition, as required by paragraph 51(b) of SFAS 141. In addition, in the Form S-4 filed by Medco Health Solutions, Inc. on March 24, 2005, we note that Medco has allocated some of the price to purchase Accredo to manufacturer and payor relationships and trade names. As such, please tell us whether you acquired these relationships and trade names in any of the business acquisitions discussed

Jim B. Rosenberg
April 22, 2005

in this footnote. If so, please tell us why you did not appear to allocate any of the purchase price for these acquisitions to these intangible assets.

Response. The disclosures included in footnote 3 to the consolidated financial statements in the 2004 10-K entitled “Business Acquisitions” will be revised in response to this comment and supplementally provided.

Additionally, the Staff noted that “Medco has allocated some of the price to purchase Accredo to manufacturer and payor relationships and trade names.” In response to this question, it is important to understand the similarities and differences in the business operations of Accredo, Medco, and the entities that were acquired by Accredo (and specifically discussed in footnote 3). In general, Accredo, as a manufacturer-centric specialty pharmaceutical distributor of a limited number of products, has distinct and valuable contractual relationships with the manufacturers of the specialty products it distributes. These contracts, in most cases, allow Accredo to be a preferred or exclusive distributor. Similarly, Accredo and its subsidiaries have valuable specialty pharmacy name recognition on a national level in terms of physicians, patients, payors, and manufacturers. This name recognition has value in the marketplace.

Medco, as a leading national pharmacy benefits manager, has a fundamentally different business model, but one that will be complemented as a result of the acquisition of Accredo. Although there is some overlap of manufacturers and payors between Medco and Accredo, Medco serves its constituents in a different capacity. As such, it is appropriate under the provisions of SFAS 141 for Medco to allocate a portion of the price paid for Accredo to manufacturer and payor relationships and trade names that have value in the marketplace and that it would not have without the consummation of this transaction.

With regard to Accredo’s specialty pharmacy business acquisitions discussed in footnote 3 of the consolidated financial statements, Pharmacare and Biopartners were acquisitions that were consummated in order to expand Accredo’s franchise in the IVIG and hemophilia markets. Similarly, the SPS acquisition expanded the Company’s market share in IVIG. All of these acquisitions provided the following strategic initiatives to the Company: (i) expanded market penetration; (ii) workforce in place; (iii) removal of a competitor; (iv) patient base; and, most importantly, (v) additional volume that could be leveraged to maximize the Company’s negotiating position with manufacturers and payors. In accordance with SFAS 141, the Company allocated a portion of the purchase price in each of the

Jim B. Rosenberg
April 22, 2005

referenced acquisitions to patient base. This allocation, consistent with the methodology defined in response to the Staff’s comments on Accredo’s S-1 Registration Statement initially filed in 1998, was calculated based on the Company’s historical per patient cost of identifying a patient and bringing them on service. All of the remaining intangible items are goodwill items that are not classifiable as an “other identifiable intangible asset.” Additionally, since Accredo had existing payor and manufacturer relationships in these therapies and stronger trade names than the acquired entities, there was no basis to allocate a portion of the purchase price to these items.

With regard to the SPS transaction, Gentiva had one relationship with a manufacturer of a PAH product that the Company did not have. However, the contractual relationship was non-exclusive, short-term in nature, and cancelable in the event of a change of control. Therefore, after diligent consideration, the Company concluded that it was not appropriate to allocate a portion of the purchase price to that particular manufacturer relationship.

15. Contingencies, page F-23 — F-24

10.	Comment. We note your disclosure regarding the lawsuits filed by various parties. It is unclear whether or not the Company believes that that these matters will result in material, estimable, and probable liability to the parties involved. For each incident mentioned, please tell us, supplementally, and expand your disclosure to address, the provisions in SFAS 5. Include the lawsuits relating to the historical operations of Gentiva in your response. If it is a reasonable possibility that a loss may occur, disclose the range of possible losses or state that an estimate cannot be made pursuant to paragraph 10 of SFAS 5.

Response. The disclosures included under the heading “Item 3. Legal Proceedings” and footnote 15 to the consolidated financial statements in the 2004 10-K entitled “Contingencies” will be revised in response to this comment and supplementally provided.

In addition, pursuant to Article 8 of the Asset Purchase Agreement entered into by and between Accredo Health, Incorporated and Gentiva Health Services, Inc. (“Gentiva”) and the other sellers named therein dated January 2, 2002 (“Agreement”), Gentiva agreed to indemnify and hold harmless Accredo Health, Incorporated and the entities that it acquired, from and against claims arising out of the operation of the specialty business on or prior to the closing date, whether such liabilities were known or unknown, disclosed or undisclosed, matured or unmatured. There are currently two lawsuits in which an Accredo company is named as a defendant, but which arise out of events occurring prior to the purchase of Gentiva SPS Division on June 13, 2002. Both lawsuits involve personal injuries allegedly suffered by the plaintiffs as a result of

Jim B. Rosenberg
April 22, 2005

acts or omissions by one or more entities then owned by Gentiva. In both instances, the Company notified Gentiva that the Company was entitled to indemnification pursuant to Article 8 of the Agreement. Gentiva has acknowledged its obligation to indemnify and defend the Company and its acquired subsidiaries in these matters.

Sincerely yours,

/s/ KIMBERLY KNIGHT PHILLIPS

Kimberly Knight Phillips

cc:	Joel R. Kimbrough, Accredo Health Incorporated
Thomas W. Bell, Jr., Accredo Health Incorporated